EXHIBIT 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Nine
	Months
	Ended
	September 30,	Year Ended December 31
	2009	2008	2007	2006	2005	2004
Earnings available for fixed charges:
Income from continuing operations
before income taxes and noncontrolling interest	$1,336	$3,849	$3,447	$3,185	$1,985	$978
Add:
Distributed earnings from equity in
unconsolidated affiliates	8	30	43	28	34	30
Fixed charges	263	232	222	238	260	278
Subtotal	1,607	4,111	3,712	3,451	2,279	1,286
Less:
Equity in earnings of unconsolidated
affiliates	11	50	57	65	42	47
Total earnings available for fixed charges	$1,596	$4,061	$3,655	$3,386	$2,237	$1,239

Fixed charges:
Interest expense	$215	$167	$168	$179	$208	$232
Rental expense representative of interest	48	65	54	59	52	46
Total fixed charges	$263	$232	$222	$238	$260	$278

Ratio of earnings to fixed charges	6.1	17.5	16.5	14.2	8.6	4.5

All periods presented reflect the adoption of new accounting standards and the reclassification of KBR, Inc. to discontinued operations.